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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                   FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                       SECURITIES EXCHANGE ACT OF 1934

For the month of   May 2   , 20 03 .
                 ---------     ----

Commission File Number
                       ----------------

                           DOMAN INDUSTRIES LIMITED
------------------------------------------------------------------------------
               (Translation of registrant's name into English)

      3rd Floor, 435 Trunk Road, Duncan, British Columbia Canada V9L 2P9
------------------------------------------------------------------------------
                   (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F /X/  Form 40-F / /

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule l2g3-2(b) under the Securities Exchange Act of 1934.

Yes / / No /X/

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule l2g3-2(b): 82-________________.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               DOMAN INDUSTRIES LIMITED
                                          -------------------------------------
                                                    (Registrant)

Date     May 2, 2003                   By        /s/ Philip G. Hosier
     -------------------                  -------------------------------------
                                                       (Signature)*
                                                    Philip G. Hosier
                                          Vice President, Finance and Secretary

--------
*Print the name and title under the signature of the signing officer.

                  PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION SEC 1815 (11-02) CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS
                  THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

                  [DOMAN LOGO] DOMAN INDUSTRIES LIMITED
                               435 TRUNK ROAD
                               DUNCAN, BRITISH COLUMBIA
                               CANADA V9L 2P9

                               TELEPHONE: (250) 748-3711
                               FACSIMILE: (250) 748-6045

                              N E W S   R E L E A S E


                            DOMAN INDUSTRIES LIMITED

FOR IMMEDIATE RELEASE

MAY 2, 2003-DUNCAN, BRITISH COLUMBIA. Rick Doman, President & CEO of Doman Industries Limited, announced today the Company's first quarter 2003 results.

INTRODUCTION

(i) On November 7, 2002 the Company announced that it had reached agreement in principle with the holders of a majority of the Company's unsecured notes on a plan to consensually restructure the Company's financial affairs.

     As part of the plan, on November 7, 2002, the Company obtained a B.C. Supreme Court order for protection under the Companies' Creditors Arrangement Act ("CCAA"). The effect of the order, and subsequent extensions, has been to stay the Company's current obligations to creditors, in order that a plan of compromise or arrangement can be approved and implemented.

     The proposed plan was designed to keep Doman intact and establish a capital structure to position the Company as a strong long-term competitor in the British Columbia coastal forest products industry. The proposed plan would reduce the Company's long-term debt from US$673 million to US$273 million and provide a minimum US$32.5 million in funds for working capital purposes.

     On March 7, 2003 the Company's application to file its proposed plan and call a creditors' meeting was dismissed by the Court as a result of objections raised by an ad hoc committee of Secured Noteholders. Permission, however, was granted to the Company to reapply with a revised plan of compromise or arrangement.

     On April 25, 2003 the Company obtained an extension of the stay of proceedings to July 23, 2003 in order to provide it more time to revise its plan. Discussions with representatives of secured and unsecured noteholders are continuing but the Company does not expect to file a revised plan before June 2003.

(ii) Earnings of $52.2 million in the first quarter of 2003 were impacted by the stronger Canadian dollar which resulted in a foreign exchange gain of $73.9 million on the Company's U.S. dollar denominated debt.

SALES

Sales in the first quarter of 2003, although adversely impacted by the stronger Canadian dollar, were $149.2 million compared to $131.7 million in the first quarter of 2002.

Sales in the solid wood segment decreased slightly to $98.7 million in the current quarter from $102.6 million in the first quarter of 2002 as lumber sales declined by $25.1 million but log sales increased by $21.0 million.

Pulp sales in the first quarter of 2003 increased to $50.5 million from $29.1 million in the same period of 2002 as a result of significantly higher sales of NBSK pulp. The average list price of NBSK in the first quarter of 2003 was US$482 per ADMT, and climbing, compared to US$452 per ADMT, and falling, in the same quarter of 2002.

EBITDA  (Note)

EBITDA in the first quarter of 2003 was $15.1 million compared to $13.2 million in the immediately preceding quarter and $(3.4) million in the first quarter of 2002. EBITDA for the solid wood segment in the first quarter of 2003 was $20.0 million compared to $19.1 million in the fourth quarter of 2002 and $7.2 million in the first quarter of 2002. Results in the first quarter were adversely impacted by a $7.8 million provision for countervailing and antidumping duties on softwood lumber shipments to the U.S. combined with low shipment volumes. The average lumber price, net of provision for duties, was $497 per mfbm in the first quarter of 2003, which was the same as the previous quarter, and compared to $519 per mfbm in the first quarter of 2002. Outside log sales were 206 km3 in the first quarter of 2003 compared to 273 km3 in the immediately preceding quarter and 77 km3 in the first quarter of 2002.

EBITDA for the pulp segment in the first quarter of 2003 was $(3.8) million compared to $(6.6) million in the immediately preceding quarter and $(8.9) million in the first quarter of 2002. The Squamish pulp mill operated for 89 days in the first quarter of 2003, producing 69,932 ADMT which was in line with the 71,350 ADMT for the fourth quarter of 2002. NBSK prices continued improving through the first quarter. Prices for dissolving sulphite pulp were generally stable but still weak in the first quarter and the Port Alice pulp mill continued to take extensive downtime, operating for only 35 days and producing 16,441 ADMT.

Cash flow from operations in the first quarter of 2003, before changes in non-cash working capital, was $(8.7) million compared to $(30.5) million in the first quarter of 2002. After changes in non-cash working capital, cash provided by operations in the first quarter of 2003 was $7.4 million compared to $19.9 million in the first quarter of 2002.

The effect of the Court Order issued under the CCAA proceedings is to stay the Company's current obligations to creditors at November 7, 2002, as well as subsequent interest payments to bondholders. At March 31, 2003 payments to trade creditors of $18.1 million and interest payments to bondholders of US$32.4 million were stayed.

The Company's cash balance at March 31, 2003 was $15.5 million. In addition, $49.8 million was available under its revolving credit facility.


EARNINGS

In the first quarter of 2003, the Company reported net earnings of $52.2 million or $1.20 per share compared to a net loss of $(39.4) million or $(0.95) per share in the first quarter of 2002.

Earnings were impacted in the first quarter of 2003 by the accounting standard recommended by the Canadian Institute of Chartered Accountants requiring that unrealized foreign exchange gains and losses on long-term debt be included in earnings. As the Canadian dollar strengthened between December 31, 2002 and March 31, 2003 an exchange gain of $73.9 million was recorded. In the first quarter of 2002 the foreign exchange impact resulted in a loss of $(0.9) million.

MARKET & OPERATIONS REVIEW

Lumber prices in the U.S. as measured by SPF 2 x 4 lumber, averaged approximately US $214 per mfbm in the first quarter of 2003 compared to US$268 per mfbm in the same period of 2002 and US$195 per mfbm in the fourth quarter of 2002. U.S. housing starts recovered in March to a seasonally adjusted annual rate of 1,780,000 after falling off in February. However, single family permits, considered to be a leading indicator, were down 7% in the first quarter of 2003. Uncertainties relating to the outcome of the softwood lumber dispute with the U.S. continue to plague the British Columbia lumber industry and provincial forest policy reforms announced by the Province at the end of March have potentially adverse implications for the Company - in particular the 20% take-back of timber harvesting rights and introduction of an auction based timber pricing system. Although the Province has enacted one of the three Bills dealing with the reform package, the regulations and orders which will establish the basis for compensation for the 20% timber tenure reduction and detail the new stumpage system have not yet been released. As a result, the impact on the Company's financial position and operations cannot be determined at this time.

NBSK pulp markets strengthened in the first quarter of 2003 with list prices to Europe increasing three times to end the quarter at US$520 per ADMT. As Norscan producers' pulp inventories dropped from 1.7 million tonnes in December 2002 to below 1.5 million tonnes in March 2003, a further increase to US$560 per ADMT took effect on April 1.

Prices for dissolving sulphite pulp, manufactured at the Company's Port Alice pulp mill, remained generally stable in the first quarter of 2003. Price levels for commodity grade pulp are showing some improvement recently. The Company is continuing Joint Committee discussions with representatives of the pulp mill union and staff to develop a plan to make the mill economically viable.

CONCLUDING REMARKS

In conclusion Rick Doman made the following remarks, "During the first quarter of 2003 the Company demonstrated progress towards a return to operating profitability. Despite poor lumber prices reflecting the problems facing the industry generally, total sales revenues increased over the equivalent period last year and cost reductions, through enhanced efficiencies and productivity, combined with improved pulp markets resulted in an operating profit for the quarter. Once the restructuring of our balance sheet has been completed and we can operate on a more stable and sustainable basis, the Company should be able to return to profitability. One of Doman's competitive strengths has always been its work-force and I acknowledge the efforts of my co-workers, at all levels, who have responded extremely well to the challenges of the past year. I also thank all our suppliers who have stood by us and say how much we value their continued support.

Much of our effort is now focussed on restoring the Port Alice pulp mill to profitability. Current discussions with the CEP union, with the objective of improving operating efficiencies, should have a favourable outcome. In addition, the Company has again asked the Ministry of Forests to follow through on commitments by government to allocate 500,000 cubic metres of additional annual allowable cut that meets the requirements of the Company."

Doman's Board considers both honouring the previous government commitment regarding additional fibre for the Company and reaching a satisfactory agreement with the CEP union to be necessary pre-conditions to restoring the Port Alice pulp mill to long-term profitability and providing job stability.

NOTE:

EBITDA represents operating earnings (loss) before amortization, asset write-downs and other income (expenses) as disclosed in the consolidated statement of operations. The Company discloses EBITDA as it is a measure used by analysts to evaluate the Company's performance. As EBITDA is a non-GAAP measure, it may not be comparable to EBITDA calculated by others. In addition, as EBITDA is not a substitute for net earnings (loss), readers should consider net earnings in evaluating the Company's performance.

THIS PRESS RELEASE CONTAINS STATEMENTS THAT ARE FORWARD-LOOKING IN NATURE. SUCH STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES THAT MAY CAUSE THE ACTUAL RESULTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THOSE EXPRESSED OR IMPLIED BY THOSE FORWARD-LOOKING STATEMENTS. SUCH RISKS AND UNCERTAINTIES INCLUDE, AMONG OTHERS: GENERAL ECONOMIC AND BUSINESS CONDITIONS, PRODUCT SELLING PRICES, RAW MATERIAL AND OPERATING COSTS, CHANGES IN FOREIGN-CURRENCY EXCHANGE RATES AND OTHER FACTORS REFERENCED HEREIN AND IN THE COMPANY'S ANNUAL STATUTORY REPORT.

FOR FURTHER INFORMATION CONTACT:

RICK DOMAN (250) 748-3711 OR PHILIP HOSIER (604) 665-6231

DOMAN INDUSTRIES LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS
UNAUDITED
(IN THOUSANDS OF DOLLARS, EXCEPT FOR PER SHARE AMOUNTS)

                                                                                           THREE MONTHS ENDED
                                                                                               MARCH 31,
                                                                                   -----------------------------------
                                                                                       2003                 2002
                                                                                   --------------      ---------------

Sales                                                                                  $149,248             $131,738

Costs and Expenses
     Cost of goods sold before amortization                                             130,604              130,491
     Selling and administration                                                           3,583                4,651
                                                                                   --------------      ---------------
                                                                                        134,187              135,142
                                                                                   --------------      ---------------
Operating earnings (loss) before amortization
     and other income and expense                                                        15,061               (3,404)
Amortization of property, plant and equipment                                            11,481                7,026
                                                                                   --------------      ---------------
Operating earnings (loss)                                                                 3,580              (10,430)

Other income and expense
     Cash interest                                                                      (21,610)             (25,818)
     Exchange gains and (losses) on long-term debt
         and amortization of debt issue costs                                            72,767               (2,310)
     Financial restructuring costs                                                       (1,949)
     Other income (expense)                                                                  87                  (79)
                                                                                   --------------      ---------------
                                                                                         49,295              (28,207)
                                                                                   --------------      ---------------

Earnings (loss) before income taxes                                                      52,875              (38,637)
Income tax expense                                                                         (701)                (752)
                                                                                   --------------      ---------------
Net earnings (loss)                                                                      52,174              (39,389)

Provision for dividends on preferred shares                                              (1,154)              (1,078)
                                                                                   --------------      ---------------
Net earnings (loss) attributable to common and non-voting shares                        $51,020             $(40,467)
                                                                                   ==============      ===============

Basic earnings (loss) per share                                                           $1.20               ($0.95)

Diluted earnings (loss) per share                                                         $1.20               ($0.95)

Average number of common and non-voting shares outstanding (000's)                       42,481               42,481

DOMAN INDUSTRIES LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
UNAUDITED
(IN THOUSANDS OF DOLLARS)

                                                                                           THREE MONTHS ENDED
                                                                                                MARCH 31,
                                                                                    ----------------------------------
                                                                                         2003               2002
                                                                                    ---------------     --------------

Operating Activities
     Net earnings (loss)                                                                $ 52,174           $(39,389)
     Add (deduct) items not involving cash:
         Amortization of property, plant, and equipment                                   11,481              7,026
         Amortization of deferred charges                                                  1,128              1,368
         Foreign currency translation (gain) loss                                        (73,894)               942
         Gain on fixed asset disposals                                                        88                714
         Other items                                                                         322             (1,124)
                                                                                    ---------------     --------------
         Working capital used in operations                                               (8,701)           (30,463)

Net change in non-cash working capital items                                              16,074             50,397
                                                                                    ---------------     --------------
Funds provided by operating activities                                                     7,373             19,934
                                                                                    ---------------     --------------
Financing Activities
     Financing cost                                                                                          (1,099)
     Decrease in bank indebtedness                                                        (6,950)            (1,309)
                                                                                    ---------------     --------------
Funds used in financing activities                                                        (6,950)            (2,408)
                                                                                    ---------------     --------------
Investing Activities
     Additions to property, plant, and equipment                                          (7,812)            (3,891)
     Disposal of property, plant, and equipment                                              263              1,362
     Other                                                                                   (21)              (178)
                                                                                    ---------------     --------------
Funds used in investing activities                                                        (7,570)            (2,707)
                                                                                    ---------------     --------------
Increase (decrease) in cash                                                               (7,147)            14,819
Cash, beginning of period                                                                 22,599             46,276
                                                                                    ---------------     --------------
Cash, end of period                                                                     $ 15,452           $ 61,095
                                                                                    ===============     ==============

DOMAN INDUSTRIES LIMITED
CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS OF DOLLARS)

                                                                                     MARCH 31,          DECEMBER 31,
                                                                                       2003                 2002
                                                                                 ------------------   -----------------
                                                                                    (UNAUDITED)          (AUDITED)

ASSETS

Current Assets
     Cash                                                                           $  15,452            $  22,599
     Accounts receivable                                                               76,371               86,038
     Inventories                                                                      211,894              199,989
     Prepaid expenses                                                                  11,434               10,363
                                                                                 ------------------   -----------------
                                                                                      315,151              318,989
Investments                                                                             9,806                9,784
Property, plant and equipment                                                         481,247              485,091
Other assets                                                                           28,846               30,062
                                                                                 ------------------   -----------------
                                                                                    $ 835,050            $ 843,926
                                                                                 ==================   =================

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities
     Bank indebtedness                                                              $  14,868            $  21,819
     Accounts payable and accrued liabilities                                         107,974              102,730
     Accounts payable and accrued liabilities, subject to compromise                   59,505               45,366
                                                                                 ------------------   -----------------
                                                                                      182,347              169,915
Long-term debt subject to compromise                                                  752,981              809,309
Long-term debt                                                                        234,848              252,416
Other liabilities                                                                      28,220               27,807
Shareholders' Equity
     Share capital
         Preferred shares                                                              64,076               64,076
         Common and non-voting shares                                                 242,942              242,942
                                                                                 ------------------   -----------------
                                                                                      307,018              307,018
     Deficit                                                                         (670,364)            (722,539)
                                                                                 ------------------   -----------------
                                                                                     (363,346)            (415,521)
                                                                                 ------------------   -----------------
                                                                                    $ 835,050            $ 843,926
                                                                                 ==================   =================

DOMAN INDUSTRIES LIMITED

SUPPLEMENTAL INFORMATION
UNAUDITED

                                                                                            THREE MONTHS ENDED
                                                                                                 MARCH 31,
                                                                                    ----------------------------------
                                                                                         2003                 2002
----------------------------------------------------------------------------------------------------------------------
Sales ($ Millions)

     Lumber                                                                                61.2                 86.3
     Logs                                                                                  32.1                 11.1
     By-Products                                                                            5.4                  5.2
----------------------------------------------------------------------------------------------------------------------
Solid Wood Segment                                                                         98.7                102.6
Pulp Segment                                                                               50.5                 29.1
----------------------------------------------------------------------------------------------------------------------
Total Sales to external customers                                                         149.2                131.7
----------------------------------------------------------------------------------------------------------------------
Intersegment Sales accounted for at market prices                                          13.7                  8.2
----------------------------------------------------------------------------------------------------------------------
Sales Volumes

     Lumber (MMFBM)                                                                       123                  167
     Logs (km3)                                                                           206                   77

     Pulp - NBSK (ADMT)                                                                67,013               24,260
     Pulp - Sulphite (ADMT)                                                            15,206               16,020
----------------------------------------------------------------------------------------------------------------------
Production Volumes

     Lumber (MMFBM)                                                                       166                  128
     Logs (km3)                                                                           681                  417

     Pulp - NBSK (ADMT)                                                                69,932               28,343
     Pulp - Sulphite (ADMT)                                                            16,441               11,418
----------------------------------------------------------------------------------------------------------------------
Average Prices

     Lumber (per MFBM)                                                                    497                  519
     Logs (per m3)                                                                        156                  144
     Pulp (per ADMT)                                                                      615                  722
----------------------------------------------------------------------------------------------------------------------
EBITDA ($Millions)

     Solid Wood Segment                                                                    20.0                  7.2
     Pulp Segment                                                                          (3.8)                (8.9)
     General Corporate                                                                     (1.1)                (1.7)
----------------------------------------------------------------------------------------------------------------------
Total                                                                                      15.1                 (3.4)
======================================================================================================================
Amortization ($Millions)

     Solid Wood Segment                                                                     8.8                  5.4
     Pulp Segment                                                                           2.7                  1.6
----------------------------------------------------------------------------------------------------------------------
Total                                                                                      11.5                  7.0
======================================================================================================================
Segmented Operating Earnings (Loss) ($Millions)

     Solid Wood Segment                                                                    11.1                  1.8
     Pulp Segment                                                                          (6.4)               (10.5)
----------------------------------------------------------------------------------------------------------------------
Total                                                                                       4.7                 (8.7)
======================================================================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   CCAA Proceedings

     (a) On November 7, 2002 the Company announced that it had reached agreement in principle with the holders of a majority of the Company's unsecured notes on a plan to consensually restructure the Company's financial affairs and was granted protection from its creditors under the Companies Creditors Arrangement Act ("CCAA"), pursuant to an Order ("Court Order") issued by the Supreme Court of British Columbia (the "Court"). Under terms of the Court Order, the Company is required to present to the Court a Plan of Arrangement and Compromise (the "Plan") setting out the terms of the restructuring of its debt and other obligations. The effect of the Court Order and subsequent extensions is to stay the Company's current obligations to creditors until a plan can be approved and implemented.

     (b) In efforts to proceed with its restructuring process, the Company filed a Notice of Motion dated February 27, 2003 with the Court seeking authorization to file its proposed Plan and permission to distribute an information package to general creditors and unsecured bondholders and to hold a meeting of such creditors to seek approval of the proposed Plan.

          Highlights of the Company's proposed Plan were as follows:

          o In exchange for their 8 3/4% and 9 1/4% Senior Unsecured Notes with an aggregate face value of US$513,000,000, plus accrued interest, Noteholders were to receive a pro rata share of new 12% Junior Secured Notes totalling US$112,860,000 and new common shares representing 85% of the common equity of the restructured Company.

          o The remaining 15% of the new common shares were to be divided between the holders of the Company's (i) Class A Preferred shares and (ii) the Class A common and the Class B non-voting shares. There would be only one class of common shares in the restructured Company and each would be entitled to one vote.

          o All employees and creditors with claims under $10,000 would be paid in the normal course, and creditors with larger claims could expect to be paid in full as part of the plan process subject to a $23.5 million cap.

          o Creditors were to be deemed to have permanently waived all defaults and remedies under contracts or other agreements with the Company, including defaults under the trust indenture governing the US$160,000,000 Senior Secured Notes.

          The matter was heard on March 4 and March 5, 2003 with arguments being presented by legal counsel for the Company and an ad hoc Committee for certain Secured bondholders, as well as other stakeholder groups. As a result of objections raised by the ad hoc Committee, the application was dismissed on March 7, 2003 but permission was granted to the Company to reapply with a revised plan of compromise or arrangement.

     (c) On April 25, 2003 the Company announced that an order had been issued by the Court, extending the stay of proceedings, under the CCAA, to July 23, 2003.

          The Company sought the extension on the basis that further negotiations with representatives of its principal unsecured creditors, the holders of unsecured Notes, were necessary before a revised plan of arrangement could be presented to the Court. In the circumstances, the Company does not expect to be in a position to file a revised plan of arrangement before June.

          Implementation of a revised plan, in any event, is dependent on the new forest reform package, recently introduced by the Government of British Columbia, becoming effective. The timing of this is uncertain but the Government has indicated that passage of the new legislation is planned for the current session of the Legislature scheduled to end on May 29, 2003.

2.   Going Concern

     There can be no assurance that the Company will successfully emerge from its reorganization proceedings. Approval of a plan and emergence from reorganization proceeding are subject to a number of conditions.

     As a result of the CCAA proceedings and the suspension of interest payments due on its long-term debt, the Company is in default of its long-term debt covenants under its secured and unsecured notes.

     Basis of presentation:

     The accompanying consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its obligations in the normal course of business. There is doubt about the appropriateness of the use of the going concern assumption because of the CCAA reorganization proceedings and circumstances relating to this event, including the Company's current debt structure, recent losses and cash flow. As such, realization of assets and discharge of liabilities are subject to significant uncertainty.

     The consolidated financial statements do not reflect adjustments that would be necessary if the going concern basis was not appropriate. If the going concern basis was not appropriate for these consolidated financial statements, then significant adjustments would be necessary in the carrying value of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used. The appropriateness of the going concern basis is dependent upon, among other things, confirmation of a plan of reorganization, future profitable operations and the ability to generate sufficient cash from operations and financing arrangements to meet obligations.

     If a plan is confirmed by the Court the reorganized Company will be required to adopt fresh start accounting and report in accordance with Canadian GAAP. This accounting will require that assets and liabilities be recorded at their fair value at the date of emergence from the Company's reorganization proceedings. As a result, the reported amounts in the consolidated financial statements could materially change, because they do not give effect to the adjustments to the carrying value of assets and liabilities that may ultimately result from the adoption of fresh start accounting.

3.   Significant Accounting Policies

     These interim consolidated financial statements do not include all disclosures required by Canadian generally accepted accounting principles for annual financial statements and, accordingly, should be read in conjunction with the Company's most recent audited annual consolidated financial statements. These interim consolidated financial statements follow the same accounting policies and methods of application used in the Company's annual consolidated financial statements as at and for the year ended December 31, 2002, except as disclosed in Notes 1 and 4.

4.   Adoption of New Accounting Standards

     (a)  Stock-Based Compensation

          Effective January 1, 2002, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants ("CICA") in respect of Stock-based Compensation and other Stock-based Payments. This new standard is mandatory for fiscal years beginning on or after January 1, 2002. Under this new standard, stock-based compensation awards that can be settled in cash or other assets should be valued at fair value at the grant date of the award and treated as compensation expense in the period in which the award is granted. The Company was already complying with all disclosures required by the new standards in its audited consolidated financial statements at December 31, 2001. There have been no stock-based compensation awards since that time.

     (b)  Goodwill and Other Intangible Assets

          Effective January 1, 2002, the Company adopted the new recommendations of the CICA relating to Goodwill and Other Intangible Assets. This new standard is mandatory for fiscal years beginning on or after January 1, 2002. Under this new standard, goodwill and intangible assets with indefinite lives are no longer amortized and are to be tested for impairment annually by comparing the book value with the fair value of the goodwill or intangible assets. Any deficiency in the book value compared to the fair value is to be recognized as an impairment loss. Intangible assets with a definite life are amortized to their estimated residual values over their estimated useful lives.

          As a result of the new standard, the Company wrote off the balance of goodwill at December 31, 2001 of $10,552,000 by a charge to opening January 1, 2002 retained earnings as shown below:

                                                                                      $000
                                                                                 ----------------
          Deficit at January 1, 2002 prior to restatement                        $       547,882
          Cumulative effect of adoption of new accounting standard                        10,552
                                                                                 ----------------
          Deficit at January 1, 2002 after restatement                                   558,434
          Net loss for year ended December 31, 2002                                      164,105
                                                                                 ----------------
          Deficit at December 31, 2002                                           $       722,539
                                                                                 ================

5.   Bank credit facility

     In March 2002, the Company established a three-year revolving credit facility, secured by receivables and inventory, which bears an interest rate of prime plus 1%. The size of this asset-backed facility is determined by the level of outstanding receivables and inventory, but cannot exceed $65,000,000.

     At March 31, 2003, of the full $65,000,000 facility that was available to the Company, $14,868,000 had been drawn down and $351,000 was used to support standby letters of credit.

6.   Accounts payable subject to compromise

     Accounts payable subject to compromise consist of the following (note 1):

     Trade payables                                                            $     18,061
     Interest on 83/4% unsecured Senior Notes                                        26,692
     Interest on 91/4% unsecured Senior Notes                                        14,752
                                                                               ------------
                                                                               $     59,505
                                                                               ============


7.   The Forestry Revitalization Plan

     In March 2003, the Government of B.C. ("Crown") introduced the Forestry Revitalization Plan (the "Plan") that provides for significant changes to Crown forest policy and to the existing allocation of Crown timber tenures to licensees. The changes prescribed in the Plan include the elimination of minimum cut control regulations, the elimination of existing timber processing regulations, and the elimination of restrictions limiting the transfer and subdivision of existing licenses. As well, through legislation, licensees, including the company, will be required to return 20% of their replaceable tenure to the Crown. The Plan states that approximately half of this volume will be redistributed to open opportunities for woodlots, community forests and First Nations and the other half will be available for public auction. The Crown has acknowledged that licensees will be fairly compensated for the return of tenure and related costs such as roads and bridges.

     The effect of the timber take-back is expected to result in a reduction of approximately 685,000 m3 of the company's existing annual allowable cut on their replaceable tenures. The effect of the Plan on the company's financial position and results of operations cannot be determined at this time. The company will record the effects of the Plan at the time the amounts to be recorded are estimable.

8.   Contingent Liability

     The Company has incurred countervailing and antidumping duties at 27.22% totalling $7.8 million for the first quarter of 2003 ($1.4 million for the first quarter of 2002).

     From May 22, 2002, when cash deposits were made necessary for shipments of Canadian lumber into the U.S., until March 31, 2003 the Company has paid $27.6 million in duties.

     The final amount of countervailing and antidumping duties that may be assessed on Canadian softwood lumber exports to the U.S. cannot be determined at this time and will depend on appeals of the final determinations to any reviewing courts, NAFTA or WTO panels.

     The Company and other Canadian forest product companies, the Federal Government and Canadian provincial governments ("Canadian Interests") categorically deny the U.S. allegations and strongly disagree with the final countervailing and antidumping determinations made by the USITC and USDOC. Canadian Interests continue to aggressively defend the Canadian industry in this U.S. trade dispute. Canadian Interests may appeal the decision of these administrative agencies to the appropriate courts, NAFTA panels and the WTO. Notwithstanding the final rates established in the investigations, the final liability for the assessment of countervailing and antidumping duties will not be determined until each annual administrative review process is complete.